

Mail Stop 7010   August 20, 2008

Wu Qinghuan
Chief Executive Officer
China Energy Recovery, Inc.
7F, De Yang Garden
No. 267 Qu Yang Road
Hongkou District, Shanghai
Shanghai, China 200081

>   **Re: China Energy Recovery, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed July 31, 2008**
>   **File No. 333-150659**

Dear Mr. Wu:

    We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide updated financial statements and related disclosures for the period ended June 30, 2008.

The Offering, page 2

2. In footnote 1, it appears that the figures listed do not add up to the total number of shares of common stock being offered. Specifically, it appears that the number of shares listed in subpart (d) is incorrect. Please revise accordingly.

Risk Factors, page 2

3. In your Form 10-Q for the period ended June 30, 2008, we note that your management identified several significant deficiencies. Please include a risk factor in this section disclosing the nature of these significant deficiencies.

Non-Operating Income, page 21

4. We note your response to comment 8 in our letter dated July 11, 2008. Please revise your disclosure to discuss your consideration of a vendor's rights under the Civil Law of China and the necessary legal procedures.

Executive Compensation, page 38

5. We note your disclosure regarding your consulting agreement with Richard Liu on page 39. Please disclose the achievement thresholds Mr. Lui must meet to achieve the one-time cash bonus of up to 100,000 Renminbi. See Item 402(o)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 39

6. There appears to be a discrepancy between the number of shares attributed to Adam Roseman in the chart and the total number of shares listed in footnote 5. Please revise accordingly.

Note 9. Deferred Revenue, page FFF-16

7. We note your response to comment 15 in our letter dated July 11, 2008. Please revise to disclose how you are accounting for the expense associated with serving your warranty and to provide a comprehensive discussion of the terms of your warranty period. Your revisions can be similar to the response you provided.

Recent Sales of Unregistered Securities, page II-2

8. We note your disclosure regarding the shares of Series A Convertible Preferred Stock and warrants issued to RMK Emerging Markets, LLC in connection with the closing of the Financing. Please clarify whether you issued 587,384 shares of the Series A Convertible Preferred Stock or 1,174,769, as disclosed on page 41.

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You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Rikard D. Lundberg, Esq.
Brownstein Hyatt Farber Schreck, LLP
410 Seventeenth Street, Suite 2200
Denver, Colorado 80202